Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing, along with all other such undersigned, on behalf of the Reporting Persons (as defined in the joint filing), of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.0001 per share, of Strata Critical Medical, Inc., and that this agreement be included as an Exhibit 99.1 to such joint filing. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein or therein.

IN WITNESS WHEREOF, each of the undersigned hereby executes this agreement as of this 15th day of October, 2026.

THIRD POINT LLC
By:  /s/ Jana Tsilman

Name: Jana Tsilman
Title: Attorney-in-Fact

DANIEL S. LOEB
By: /s/ Jana Tsilman

Name: Jana Tsilman
Title: Attorney-in-Fact